Filed with the Securities
                                    and Exchange Commission
                                    on March 22, 2000

              SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549




In the Matter of
                                         AMENDED CERTIFICATE


Conectiv and Subsidiaries
                                                 OF


File No. 70-9499
                                             NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                         PURSUANT TO RULE 24





     With reference to the Certificate of Notification pursuant to Rule 24 (18 C.F.R. s 250.24) filed on February 28, 2000 by Conectiv, a Delaware Corporation, (The "Company") in connection with transactions proposed in Post-Effective Amendments Nos.
1 and 2 to the Declaration on Form U-1 in the above File as previously amended by amendments No. 1 and 2 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999 and January 28, 2000, Conectiv hereby amends the Original Certificate solely to the extent indicated below:



      On February 28, 2000 the Company filed a Notification Pursuant to Rule 24 for the above mentioned file and reported that the dividends that were paid on January 31, 2000 were declared on December 7, 2000. The Company hereby corrects the date of the declaration by the Board of Directors of Conectiv to be December 7, 1999.

      Jurisdiction continues to be reserved over the possible issuance of dividends out of capital or unearned surplus by Conectiv, Delmarva Power & Light Company and Atlantic
City Electric Company. No further reports will be filed unless and until the Company requests a removal of the reservation of jurisdiction and an order is issued or the file is closed.

                           SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.







                                          Conectiv

March 22, 2000                       /s/ Philip S. Reese
                                         Philip S. Reese
                                         Vice President and Treasurer